Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915 www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME ANNOUNCES MANAGEMENT APPOINTMENTS

Vancouver, Canada, February 22, 2007 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the following management appointments.

Dr. Don McAfee has been promoted to the position of Chief Scientific Officer. Dr. McAfee joined Cardiome in 2004 as Vice President of New Product Development and was most recently Vice President of Research. He has been a scientist and manager in academia and industry for more than 40 years. As Founder, CEO and CTO of Aderis Pharmaceuticals, Inc. (formerly Discovery Therapeutics, Inc.), he led the discovery and development of a number of clinical candidates including a therapeutic patch for Parkinson’s disease now marketed, and an adenosine related cardiovascular drug still in development. Dr. Alan Ezrin, who had been acting as Chief Scientific Officer on a consulting basis, will continue his involvement with Cardiome as a consultant.

Cardiome is also pleased to announce the appointment of Karim Lalji to the position of Senior Vice President, Commercial Affairs. Bringing over 16 years of experience in pharmaceutical business strategy, product commercialization and marketing to Cardiome, Mr. Lalji was previously Vice President of Business Strategy and New Product Commercialization at Sepracor, Inc. At Sepracor, he was responsible for the commercial success of their pipeline of drug candidates, including identifying which products to take into development and ensuring that the development program and marketing strategy resulted in successful product launches. One of the key achievements for Mr. Lalji at Sepracor was his leadership in the development and launch of Lunesta (eszopiclone) for the treatment of insomnia. Mr. Lalji’s earlier experience includes ten years with Merck & Company, where he led several successful product launches. Mr. Lalji also has cardiovascular experience from Merck as the Director of Business Strategy for the cholesterol reducers and hypertension/heart failure franchises. Mr. Lalji is currently a member of the Board of Overseers at the Beth Israel Deaconess Hospital Medical Center in Boston, Massachusetts, an academic teaching hospital for Harvard Medical School. Mr. Lalji holds a Bachelors Degree in Business Administration from Simon Fraser University and a Science Masters in Health Policy and Management from Harvard University. He was awarded the Wilinsky Prize for Academic Excellence while at Harvard.

“Don has proven himself as a key member of our management team, with this new role being an extension of his current mandate, while Karim’s knowledge and experience will be invaluable to us as Cardiome moves closer to commercialization.” said Bob Rieder, Chief Executive Officer of Cardiome. “We would like to thank Alan for the substantial contribution that he has made to Cardiome’s development since he joined in 2001, and we look forward to his continued contribution as a valued consultant.”

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.